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CUSIP NO. 842157109                     13D                          PAGE 1 of 5
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 4)

                          The Southern Africa Fund, Inc
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    842157109
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 25, 2003
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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CUSIP NO. 842157109                     13D                          PAGE 2 of 5
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                422,323
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 422,323
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             422,323
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.7%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
================================================================================

                               (Page 2 of 5 Pages)

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CUSIP NO. 842157109                     13D                          PAGE 3 of 5
-------------------                                                  -----------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                422,323
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 422,323
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             422,323
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.7%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
============ ===================================================================

                               (Page 3 of 5 Pages)

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CUSIP NO. 842157109                     13D                          PAGE 4 of 5
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          This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on April 4, 2002 (the "Original Schedule 13D") by City of London Investment Group PLC and City of London Investment Management Company Limited relating to the shares of common stock, par value $.01 per share (the "Shares"), of The Southern Africa Fund,
          Inc., a Maryland corporation (the "Fund"). This Amendment No. 4 amends and restates Item 4 and Item 5 of the Original Schedule 13D in their entirety. All other information in the Original Schedule 13D remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------
          On August 11, 2003 the Southern Africa Fund, Inc. (the "Fund") released to Shareholders an amendment to the original Schedule 14A report released on July 10, 2003. As stated in the new amendment, the Board has expressed a firm commitment to reduce the current discount to net asset value at which the shares trade, as well as a series of measures to ensure that the discount problem will be systematically addressed.

          The Reporting Persons believe that the Board has responded adequately to the need of an urgent statement that unequivocally expressed that it is the Board's intention to maintain the Fund's discount to NAV at around the 5% level and that, in the event that the Fund's discount to NAV widens to in excess of 5% for a significant period of time, the Fund would conduct a tender offer at a price around NAV. Given the facts referred to above, the Reporting Persons presently intend to vote all shares of the Fund that they beneficially own in favor of the Board's proposals at both the annual and special meetings of shareholders on August 12, 2003.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------
          (a) and (b). As of August 8, 2003, EWF, GEM, IEM and GFM owned directly 128,250, 129,495, 136,878 and 27,700 Shares, respectively, representing approximately 2.9%, 3.0%, 3.2% and 0.6%, respectively, of the 4,337,126 Shares outstanding as of May 31, 2003, as reported in the Fund's press release issued on July 29, 2003.

          As of August 8, 2003, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 422,323 Shares owned directly by the City of London Funds, representing approximately 9.7% of the 4,337,126 Shares outstanding as May 31, 2003, as reported in the Fund's press release issued on July 29, 2003.

          As of August 8, 2003, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 422,323 Shares owned directly by the City of London Funds, representing approximately 9.7% of the 4,337,126 Shares outstanding as of May 31, 2003, as reported in the Fund's press release issued on July 29, 2003.

                               (Page 4 of 5 Pages)

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CUSIP NO. 842157109                     13D                          PAGE 5 of 5
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          (c). No transactions in the Shares beneficially owned by the Reporting
          Persons were effected during the past 60 days.

          (d). None

          (e). Not Applicable




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 11, 2003


                            CITY OF LONDON INVESTMENT GROUP PLC

                            /s/ Barry M. Olliff
                            -------------------------------------------
                            Name: Barry M. Olliff
                            Title: Director



                            CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

                            /s/ Barry M. Olliff
                            -------------------------------------------
                            Name: Barry M. Olliff
                            Title: Director
















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